Austin Wood

Division of Corporation Finance

Office of Real Estate & Construction
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 29, 2021

Re:	CalTier Fund I, LP

Offering Statement on Form 1-A

Post-qualification Amendment

Filed November 18, 2021

File No. 024-11077

Dear Mr. Wood,

On behalf of CalTier Fund I, LP, I hereby request qualification of the above-referenced offering statement at 5:00 pm, Eastern Time, on Wednesday, December 1, 2021, or as soon thereafter as is practicable.

Sincerely,

CalTier Fund I, LP
By: CalTier Realty, LLC, its General Partner

By:	/s/ Matthew Belcher
Matthew Belcher
Manager